Exhibit 12.2

NORTHWEST AIRLINES CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK REQUIREMENTS

(Dollars in millions)

	Three months ended			Six Months Ended
	June 30			June 30
	2003	2002		2003		2002
Earnings:

Income before income taxes	$227	$(141)		$(199)		$(402)
Less: Income from less than 50% owned investees	5	12		14		25
Add:
Rent expense representative of interest (1)	63	63		126		122
Interest expense net of capitalized interest	108	96		213		186
Interest of mandatorily redeemable preferred security holder	6	7		12		12
Amortization of debt discount and expense	6	4		11		8
Amortization of interest capitalized	2	2		5		3

Adjusted earnings	$407	$19		$154		$(96)

Fixed charges and preferred stock requirements:

Rent expense representative of interest (1)	$63	$63		$126		$122
Interest expense net of capitalized interest	108	96		213		186
Interest of mandatorily redeemable preferred security holder	6	7		12		12
Preferred stock requirements	—	—		—		—
Amortization of debt discount and expense	6	4		11		8
Capitalized interest	2	6		5		13

Fixed charges and preferred stock requirements	$185	$176		$367		$341

Ratio of earnings to fixed charges and preferred stock requirements	2.19	—	(3)	—	(2)	— (3)

(1)                                  Calculated as one-third of rentals, which is considered representative of the interest factor.

(2)                                  Earnings were inadequate to cover fixed charges and preferred stock requirements by $213 million for the six months ended June 30, 2003.

(3)                                  Earnings were inadequate to cover fixed charges and preferred stock requirements by $157 million and $437 million for the three and six months ended June 30, 2002, respectively.